GRASSMERE ACQUISITION CORPORATION
801 W. 47th Street Suite 400
Kansas City, MO 64112

VIA EDGAR

February 3, 2014

Securities and Exchange Commission
100 F. Street, NE
Mail Stop 3561
Washington, D.C. 20549-3561

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Grassmere Acquisition Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-173930) together with all exhibits and amendments thereto (the “Registration Statement”).  The Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned.  Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order consenting to the withdrawal to Brian M. Hagenhoff via e-mail at bhagenhoff@grassmerepartners.com or by fax at (816) 531-0701.  Should you have any questions or require any further information please contact Mr. Hagenhoff at (816) 531-0700.  Thank you for your assistance with this application for withdrawal.

Sincerely,

GRASSMERE ACQUISITION CORPORATION

By:           /s/ Brian M. Hagenhoff
Brian M. Hagenhoff
Chief Financial Officer